June 25, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance,

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention:    Anuja A. Majmudar

           Timothy S. Levenberg

           Craig Arakawa

           Brian McAllister

Re:     Osprey Technology Acquisition Corp.

            Registration Statement on Form S-4

            Filed May 13, 2021

            File No. 333-256103

Ladies and Gentlemen:

On behalf of our client, Osprey Technology Acquisition Corp. (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated June 11, 2021 (the “Comment Letter”) with respect to the Registration Statement on Form S-4 filed with the Commission by the Company on May 13, 2021 (the “Registration Statement”). Concurrently with the filing of this letter, the Company is filing Amendment No. 1 (“Amendment No. 1”) to the Registration Statement through EDGAR.

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold and italics below and provided our response below each comment. All references in this letter to page numbers and captions correspond to the page numbers and captions in Amendment No. 1. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 1.

Osprey Technology Acquisition Corp.

June 25, 2021

Cover Page

1.

We note your disclosure in the Notice on page v that public stockholders may elect to redeem their shares even if they vote for the Business Combination Proposal. Please clarify here that public stockholders may elect to redeem their public shares without voting, and if they do vote, irrespective of whether they vote for or against the Business Combination Proposal.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page v of Amendment No. 1 to clarify that public stockholders may elect to redeem their public shares without voting, and if they do vote, irrespective of whether they vote for or against the Business Combination Proposal.

Questions and Answers About Osprey’s Special Stockholder Meeting

What happens if a substantial number of public stockholders vote in favor of, page viii

2.

Expand this question and answer to disclose the estimated maximum number of Osprey shares that may be redeemed and still enable the $225,000,000 condition to be met. Please also disclose the amount of funds in the trust account as of the most recent practicable date.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page viii of Amendment No. 1 to disclose that, in light of the funds in the Trust Account in the amount of approximately $318,053,820 as of March 31, 2021 and assuming $180,000,000 of proceeds from the PIPE Investment and a price of approximately $10.05 per share of Osprey common stock, the estimated maximum number of Osprey shares that may be redeemed and still enable the $225,000,000 condition to be met is approximately 27,169,534.

Risk Factors

Additional Risks Relating to Ownership of New BlackSky Parent Class A Common Stock

Following the Merger

New BlackSky Parent’s amended and restated certificate of incorporation will designate the

Court of Chancery of the State of Delaware, page 88

3.

Please revise this risk factor to clarify whether this exclusive forum provision applies to actions arising under the Securities Act or Exchange Act. In this regard, we note your disclosure on page 294 indicating that the exclusive forum provision would not apply to actions arising under the Exchange Act or any other claim for which the U.S. federal courts have exclusive jurisdiction, and that the federal district courts of the United States will be the sole and exclusive forum for claims arising under the Securities Act.

Osprey Technology Acquisition Corp.

June 25, 2021

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 91, 314 and 319 of Amendment No. 1 to clarify that, unless New BlackSky Parent consents in writing to the selection of an alternative forum, the federal district courts of the United States of America will, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint against any person in connection with any offering of New BlackSky Parent’s securities, asserting a cause of action arising under the Securities Act.

Description of the Transactions, page 91

4.

We note the entries for the deferred underwriting fee. Please disclose the effective total underwriting fee, on a percentage basis for shares assuming no redemptions as well as assuming maximum redemptions.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 95 of Amendment No. 1 to provide that the deferred underwriting fees of $11,068,750 amount to approximately (i) $0.08 per share on a pro forma basis (or 0.8% of the value of shares assuming a trading price of $10.00 per share), assuming no redemptions, and (ii) $0.10 per share on a pro forma basis (or 1% of the value of shares assuming a trading price of $10.00 per share), assuming maximum redemptions.

Unaudited Pro Forma Condensed Combined Financial Information

Note 2—Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet as of

December 31, 2020, page 98

5.	Refer to the table at note “O.” Please revise the pro forma combined company authorized shares so that it also presents 100 million preferred shares Osprey will be authorized to issue.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure at what is now note “T” on page 108 of Amendment No. 1 to revise the pro forma combined company authorized shares so that it also presents 100 million preferred shares Osprey will be authorized to issue.

Note 3—Adjustments to Unaudited Pro Forma Condensed Combined Statement Of Operations for the year ended December 31, 2020, page 103

6.

We note adjustment 3a relates to transaction bonuses that BlackSky will pay upon consummation of the merger. To the extent these bonuses are not expected to have a continuing impact on your results, please tell us why you have adjusted your pro forma statement of operations for this transaction cost.

Osprey Technology Acquisition Corp.

June 25, 2021

Response: The Company respectfully acknowledges the Staff’s comment and, consistent with the discussion held with the Staff on Monday, June 21, 2021, respectfully provides the following response to clarify why the pro forma statement of operations was adjusted to reflect the impact of transaction bonuses that are not expected to have a continuing impact on the results of the Company subsequent to consummation of the merger.

The Company notes that, because its Registration Statement was filed subsequent to January 1, 2021, and the merger has not yet been consummated, the Company has prepared the pro forma financial information included in the Registration Statement in accordance with the new pro forma rules outlined in the Commission’s Release No. 33-10786, Amendments to Financial Disclosures about Acquired and Disposed Businesses, which took effect as of January 1, 2021. The Company notes that under the new pro forma rules – and, more specifically, pursuant to Rule 11-02(a)(6)(i)(B) of Regulation S-X – transaction accounting adjustments to the pro forma condensed statements of comprehensive income (also referred to herein as the “pro forma statements of operations”) shall include “adjustments that depict in the pro forma condensed statements of comprehensive income the effects of the pro forma balance sheet adjustments in paragraph (a)(6)(i)(A) of this section assuming those adjustments were made as of the beginning of the fiscal year presented. Such adjustments must be made whether or not the pro forma balance sheet is presented pursuant to paragraph (c)(1) of this section. If the condition in §210.11-01(a) that is met does not have a balance sheet effect, then depict the accounting for the transaction required by U.S. GAAP or IFRS-IASB, as applicable.”

The Company acknowledges that pursuant to the legacy pro forma rules, adjustments were only reflected in the pro forma statements of operations when the event(s) to which such adjustments related met all three of the following criteria:

•	The event was directly attributable to the specific transaction(s) that triggered the presentation of the pro forma financial information;

•	The event was factually supportable; and

•	The event was expected to have a continuing impact.

However, as this legacy guidance, which was previously outlined in Rule 11-02(b)(6) of Regulation S-X, has been superseded by the guidance in Rule 11-02(a)(6)(i)(B) of Regulation S-X (i.e., as previously cited above), it is the Company’s understanding that the criteria for the recognition of adjustments in pro forma statements of operations are no longer specifically aligned to the legacy guidance. In reaching this conclusion, the Company considered Section 3 of the interpretive guidance published on the Commission’s website at https://www.sec.gov/corpfin/financial-disclosures-acquired-disposed-businesses-guidance, which states that “the amendments to Article 11 replace the existing pro forma adjustment criteria with three types of adjustments: transaction accounting adjustments, autonomous entity adjustments, and management adjustments.”

The Company further acknowledges that Section 3230.4 of the Division of Corporation Finance’s published Financial Reporting Manual (the “FRM”) continues to include the legacy rules and interpretive guidance regarding when pro forma adjustments should be included in the pro forma condensed statement of comprehensive income. However, the Company has noted that, as of the date of this response, the Division of Corporation Finance has not updated any portion of the guidance regarding the preparation of a pro forma condensed statement of comprehensive income (i.e., Section 3230 of the FRM) to reflect the rule changes that took effect as of January 1, 2021. Accordingly, in reaching its conclusions regarding how to appropriately apply the new pro forma rules, the Company also considered interpretive guidance from the following publications of Deloitte and Ernst & Young (“EY”):

•	Deloitte’s Heads Up publication on June 2, 2020 titled “SEC Issues Final Rule to Improve Disclosures for Business Acquisitions and Dispositions”; and

•	EY’s Technical Line published on November 6, 2020 titled “Applying the SEC’s new requirements for significant acquired businesses” (the “EY TechLine”).

The Company notes that Deloitte’s Heads Up publication states the following regarding changes under the new pro forma rules:

Before adoption of the amendments, adjustments to the pro forma statement of comprehensive income were expected to have a continuing (or recurring) impact on the registrant. The amendments do not distinguish between adjustments that are deemed recurring and adjustments that are deemed nonrecurring by management; however, they include a requirement to disclose items that will not recur in the explanatory notes to the pro forma financial information.

Osprey Technology Acquisition Corp.

June 25, 2021

Section 7.4.2 of the EY TechLine further states:

Under the amended rules, a registrant will make transaction accounting adjustments for nonrecurring items (i.e., revenues, expenses, gains and losses that will not recur in the income of the registrant beyond 12 months after the acquisition) and the related tax effects to the pro forma income statement… The SEC staff has said that transaction accounting adjustments for nonrecurring items should be made to the annual period because the acquisition is assumed to occur at the beginning of that period, and these items are typically expenses that are recognized in the historical results of the registrant shortly after the acquisition.

Based upon the interpretive guidance cited above, and consistent with practice in the case of many transactions for which pro forma financial information has been prepared subsequent to the implementation of the new rules, the Company has concluded that transaction accounting adjustments made to pro forma statements of operations under the new pro forma rules shall include nonrecurring items that are factually supportable and are directly attributable to the transaction(s) that triggered the presentation of the pro forma information. In addition, in accordance with the interpretive guidance cited above, the Company has concluded that any adjustments made to the pro forma statements of operations for nonrecurring events shall be included in the annual pro forma income statement period that has been presented, since the transaction(s) that have triggered the presentation of the pro forma statement(s) of operations have been assumed to have occurred at the beginning of such annual period.

Based upon the conclusions discussed above, the Company has continued to present (1) a pro forma adjustment to reflect the transaction bonuses that will be triggered by the merger and (2) certain other nonrecurring items in its unaudited pro forma condensed combined statements of operations. All pro forma adjustments that relate to nonrecurring items have been included in the pro forma information presented for the year ended December 31, 2020. In order to provide additional clarity as to how nonrecurring items that impact the statement of operations have been treated in connection with the preparation of the pro forma financial information, the Company has expanded its disclosures in the “Basis of Pro Forma Presentation” discussions in both the introductory paragraphs and “NOTE 1—BASIS OF PRO FORMA PRESENTATION” to the pro forma financial statements to include the following language:

“Nonrecurring pro forma adjustments that impact the pro forma income of the combined company have been recorded to the pro forma condensed combined statement of operations for the year ended December 31, 2020, as the Transactions are assumed to have occurred on January 1, 2020 for purposes of presenting pro forma income statement information.”

Osprey Technology Acquisition Corp.

June 25, 2021

7.

We refer you to adjustment 3f. Please expand the disclosure at (4) to explain the calculation to determine the number of shares in the denominator attributable to current BlackSky stockholders and application of the respective exchange ratios to each of the BlackSky Class A common shares, BlackSky preferred shares and the bridge loan. See Rule 11-02(a)(7)(ii)(D) of Regulation S-X.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 110 - 111 of Amendment No. 1 to expand the disclosure at (4) to explain the calculation to determine the number of shares in the denominator attributable to current BlackSky stockholders and application of the respective exchange ratios to each of the BlackSky Class A common shares, BlackSky preferred shares and the bridge loan.

Information About BlackSky

Our Customers, page 165

8.

Please identify here or elsewhere in the document the governments in the Middle East and Asia Pacific which which you have material contracts. We also note your reference at page 169 to the resale of BlackSky’s suite of satellite imaging and data analytics services in Southeast Asia.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 179 of Amendment No. 1 to identify certain resellers that BlackSky contracts with to distribute its products to government customers in the Asia Pacific. The Company also supplementally advises the Staff that none of the contracts with government customers in the Middle East or Asia Pacific regions are material contracts. The Company further advises the Staff that BlackSky is contractually prohibited from identifying certain government customers’ identities.

Unaudited Prospective Financial Information of BlackSky, page 214

9.

You state that your projections are based on numerous variables and assumptions and that you believe the assumptions were reasonable at the time the projections were prepared. Please expand your disclosure to further describe the material assumptions underlying your projections. In this regard, we note that you are forecasting significant revenue growth in all three projected periods and positive Adjusted EBITDA starting in 2022. Clearly describe the basis for projecting these positive results, identifying the assumptions and factors that materially impact the determination of these projections.

Osprey Technology Acquisition Corp.

June 25, 2021

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 237-240 of Amendment No. 1 to describe the material assumptions and factors underlying the projections.

10.

Please tell us whether you consider the prospective information total revenue and Adjusted EBITDA disclosed at page 216 to be a forecast or projection in accordance with Item 10(b) of Regulation S-K and the basis for your conclusion. To the extent you have determined this information is a forecast or projection, explain how you have applied the appropriate format for projections in Item 10(b)(2) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company does not consider the prospective information, total revenue and Adjusted EBITDA, which was provided in the section entitled “Unaudited Prospective Financial Information of BlackSky” of the Registration Statement to be a forecast or projection under Item 10(b) of Regulation S-K, because this information has been provided in the Registration Statement solely to inform stockholders that certain internal, unaudited prospective financial information was provided by BlackSky to the Company in connection with the evaluation of the merger. This information was not prepared with a view toward public disclosure or to influence stockholders’ decision on how to vote. Accordingly, the Company advises the Staff that its view is that such prospective financial information provided by BlackSky to the Company is not a forecast or projection in accordance with item 10(b) of Regulation S-K.

Additionally, we note that Item 10(b)(2) of Regulation S-K provides the Commission’s views on the format of projections included in a registrant’s filing. These guidelines state that when determining the appropriate format for projections, “consideration must be given to, among other things, the financial items to be projected, the period to be covered, and the manner of presentation to be used.” Although Item 10(b)(2) highlights certain financial items that the Commission considers to be of importance to investors (i.e., revenues, net income (loss) and earnings (loss) per share), these guidelines do not require registrants to provide projections on any particular financial item; rather, they caution management to give careful consideration to assure that the financial items being projected are not susceptible of misleading inferences through selective projection of only favorable items. The Company disclosed in the Registration Statement total revenue and adjusted EBITDA because such metrics were key elements considered by the Company’s board in its evaluation of the transaction.

Additionally, the Company advises the Staff that the Company has supplemented the disclosure on page 239 of Amendment No. 1 to (i) provide updated prospective financial information, reflecting delays in performance start dates for two BlackSky contracts, reduced projected expenses in 2021, a loss on issuance of debt related to the 2021 convertible bridge notes, and the loss of two satellites from a May 2021 launch failure and to (ii) include, with respect to both the previously disclosed prospective financial information and the updated prospective financial information, the additional financial item of net income.

Osprey Technology Acquisition Corp.

June 25, 2021

11.

We note that two additional years of BlackSky projections were provided in connection with the PIPE in February 2021. If the Osprey board considered the additional years of forecasts in determining to agree to the merger agreement and to recommend shareholder approval, please ensure that your description of material factors considered addresses the additional information and explains the purpose for the different sets of projections.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 239 and 254-255 of Amendment No. 1 to provide the additional years of forecast and explain that the Osprey board determined that the valuation of BlackSky was supported by the 2021 and 2022 projections, which were grounded in assumptions driven by existing customer relationships. While the Osprey board additionally reviewed projections for years 2023 through 2025 to evaluate future growth opportunities and an additional potential upside for stockholders, the Osprey board did not rely on such projections in supporting its valuation, approval of the merger and recommendation of stockholder approval.

The Merger

Background of the Merger, page 216

12.

Please provide all disclosure Item 1015(b)(6) of Regulation S-K requires with regard to the financial projections, preliminary valuations, and other reports and presentations the financial advisors, BlackSky, or its agents provided to Osprey or its representatives at various times prior to the execution of the merger agreement. In addition, at page 219 you state that “Osprey and its financial advisors reviewed a number of valuation metrics” in order to derive a valuation for BlackSky. See Item 4(b) of Form S-4.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 254-255 of Amendment No. 1 to provide (i) that Osprey’s board of directors did not seek a third-party valuation, and did not receive any report, valuation or opinion from any third party in connection with the merger and (ii) additional information with respect to the procedures followed by Osprey’s board of directors and its financial advisors, the related findings and recommendations, the bases for and methods of arriving at such findings and recommendations and related considerations.

Osprey Technology Acquisition Corp.

June 25, 2021

13.

We note your disclosure indicating that BlackSky’s valuation was based, in part, on Osprey and its financial advisors’ analysis of comparable companies. Please revise your disclosure to provide more details regarding this analysis, including the identity of the companies, the projected multiples and other financial data used to derive such multiples and explain how this analysis was applied to determine BlackSky’s enterprise value. In addition, disclose the criteria used to select these companies.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 254-255 of Amendment No. 1 to disclose the identity of the comparable companies considered, the projected multiples, other financial data used to derive such multiples and how this analysis was applied to determine BlackSky’s enterprise value.

14.

We note that on January 12th and 13th, BlackSky and Osprey participated in several discussions to finalize negotiations with respect to the term sheet, and that multiple conversations took place over the course of the exclusivity period and leading up to the execution of the merger agreement. Revise to identify the members of management or representatives of BlackSky and Osprey who participated in the referenced discussions during this period.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 243 of Amendment No. 1 to identify the members of management and representatives of BlackSky and Osprey who participated in the discussions on January 12th and 13th of 2021.

Exhibits

15.	Please file copies of BlackSky’s employment agreements with Brian O’Toole and Brian Daum as exhibits. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.

Response: The Company respectfully advises that a copy of BlackSky’s Executive Employment Agreements with Brian O’Toole and Brian Daum have been included as Exhibit 10.15 and Exhibit 10.16 respectively to Amendment No. 1.

16.

We note that BlackSky Holdings, Inc. is party to an Amended and Restated Loan and Security Agreement dated October 31, 2019 with Intelsat Jackson Holdings SA and Seahawk SPV Investment LLC. To the extent that any outstanding debt under the agreement will be assumed by the combined company, please file a copy of the agreement as an exhibit to your registration statement.

Osprey Technology Acquisition Corp.

June 25, 2021

Response: The Company respectfully advises that a copy of the Amended and Restated Loan and Security Agreement with Intelsat Jackson Holdings SA and Seahawk SPV Investment LLC, dated October 31, 2019, has been included as Exhibit 10.17 to Amendment No. 1.

17.

We note your disclosure on page 43 regarding BlackSky’s dependence on LeoStella as the sole manufacturer of its satellites and that a change to its relationship with LeoStella could result in a material adverse effect on your business, results of operations and cash flows. Please file the LeoStella satellite manufacturing joint venture agreement as an exhibit or tell us why you believe it is not required to be filed. See Item 601(b) of Regulation S-K.

Response: The Company respectfully advises that copies of the following documents have been included as Exhibits 10.18, 10.19 and 10.20, respectively: (i) the Satellite Program Contract with LeoStella LLC, dated March 12, 2018, (ii) the Amendment No. 1 to the Satellite Program Contract with LeoStella LLC, dated dated February 20, 2019 and (iii) the Amendment No. 2 to the Satellite Program Contract with LeoStella LLC, dated May 27, 2020.

Osprey Technology Acquisition Corp.

June 25, 2021

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please contact me at (212) 735-2535 should you require further information.

Very truly yours,

/s/ C. Michael Chitwood
C. Michael Chitwood

cc: Jeffrey F. Brotman, Osprey Technology Acquisition Corp.